SECURITIES AND EXCHANGE COMMISSION

08031366

SECURITIES AND EXCHANGE COMMISSION
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JUN 24 2008
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SEC FILE NUMBER 8-53174

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 AND ENDING 12/31/07
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E*Trade Capital Markets LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

PROCESSED
JUL 17 2008
THOMSON REUTERS

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

E*TRADE Capital Markets, LLC

(SEC I.D. No. 8-53174)

Statement of Financial Condition as of
December 31, 2007 and
Independent Auditors' Report and
Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) under the Securities
Exchange Act of 1934 as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of E*TRADE Capital Markets, LLC:

We have audited the accompanying statement of financial condition of E*TRADE Capital Markets, LLC, (the "Company") as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of E*TRADE Capital Markets, LLC as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2008

E*TRADE CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007
(In thousands)

ASSETS

Cash and cash equivalents	$ 7,427
Cash segregated under Federal or other regulations	44
Securities owned, at market value	32,473
Receivables from brokers, dealers and clearing organizations	56,047
Receivables from affiliated companies	208
Furniture and equipment, net	640
Goodwill	121,881
Intangible assets, net	31,348
Other assets	4,674
TOTAL	$ 254,742

LIABILITIES AND MEMBER'S EQUITY

Securities sold, not yet purchased, at market value	$ 23,484
Regulatory accrual	32,000
Accounts payable, accrued and other liabilities	9,140
Payables to Parent and affiliated companies	1,727
Total liabilities	66,351
MEMBER'S EQUITY	188,391
TOTAL	$ 254,742

See notes to statement of financial condition.

1. ORGANIZATION, NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Organization—E*TRADE Capital Markets, LLC, (the "Company") is a wholly owned subsidiary of E*TRADE Institutional Holdings, Inc., an indirect, wholly owned subsidiary of E*TRADE Financial Corporation (the "Parent"). The Company, an Illinois limited liability company, is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), a member of the National Stock Exchange, a member of the Chicago Stock Exchange, and a clearing member of the National Securities Clearing Corporation ("NSCC").

Nature of Operations—The Company operates as a market-maker in equity securities, primarily those traded on the NASDAQ Stock Market, the New York Stock Exchange, the American Stock Exchange, the OTC Bulletin Board, Pink Sheets, Grey Sheets, American Depository Receipts, and Foreign Ordinaries. A market-maker provides a fair and orderly market for securities traded. A market-maker must generally be ready to buy or sell when other buyers or sellers are not available. The Company also engages in proprietary trading. The Company self-clears its market-making and proprietary trading businesses.

The Company has an institutional business that provides third-party independent research to institutional investors. The Company executes and clears its institutional transactions through E*TRADE Clearing LLC ("E*TRADE Clearing"), a wholly owned subsidiary of E*TRADE Bank (the "Bank"), on a fully disclosed basis. The Bank is an indirectly wholly owned subsidiary of the Parent.

Use of Estimates—The statement of financial condition was prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which requires management to make estimates and assumptions that affect the amounts in the statement of financial condition and related notes for the period presented. Actual results could differ from management's estimates. Material estimates in which management believes near-term changes could reasonable occur include the valuation of goodwill and other intangibles and the valuation of share-based payments.

Share-Based Payments—The Company participates in the Parent's share-based employee compensation plans, which are described more fully in Note 7. Effective July 1, 2005, the Parent and the Company adopted SFAS No. 123(R), *Share-Based Payment*, and Staff Accounting Bulletin No. 107, *Share-Based Payment*, using the modified prospective application method to account for its share-based compensation plans. On November 10, 2005, the FASB issued FASB Staff Position No. FAS 123(R)-3 – *Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards*, which the Company has elected to adopt. This allows the Company to use the alternative transition method provided for calculating the tax effects of share-based compensation pursuant to SFAS No. 123(R).

Cash and Cash Equivalents—The Company considers all highly liquid investments with original maturities of three months or less at the date of purchase, that are not required to be segregated under Federal or other regulations, to be cash equivalents.

Cash Segregated Under Federal or Other Regulations—Cash has been segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

Estimated Fair Value of Financial Instruments – The Company believes that the amounts presented for financial instruments on the statement of financial condition consisting of cash equivalents, receivables from and payables to brokers, dealers, clearing organizations, customers, non-customers, and affiliated companies and other liabilities to be reasonable estimates of fair value.

Securities Transactions—Securities transactions are recorded on a trade-date basis. Securities owned and securities sold, not yet purchased, which consist of equities, are reported at market value. Market value is based on listed or quoted market prices.

Furniture and Equipment—Furniture and equipment are recorded at historical cost, net of depreciation. Depreciation of furniture and equipment is recorded on a straight-line basis over the estimated lives of the assets which are 5 or 7 years.

Goodwill—Goodwill represents the excess of the amount paid over the fair value of the Company's net asset acquired by the Parent. The Company reviews goodwill for impairment on an annual basis, or more frequently if impairment indicators arise. As of December 31, 2007, no adjustments for impairment were deemed necessary.

Intangible Assets—The Company has intangible assets related to Customer Relationships that are amortized over 2 and 24 years. The Company reviews the intangibles on a quarterly basis in relation to remaining life, as well as indicators of impairment. As of December 31, 2007, no adjustments for impairment were deemed necessary.

Other Assets—Included in other assets are stock ownership in Depository Trust Clearing Corp., NSX Holdings, Inc., and CHX Holdings Inc., which are carried at fair value. The Company holds a $4,000,000 investment in CHX Holdings, Inc. for 450 shares of Series A Convertible Preferred Stock and 120 warrant shares for Series A Convertible Preferred Stock. At December 31, 2007, there is no difference between cost and fair value.

Income Taxes— The Company is a single-member LLC, and as such is not subject to federal or state income tax as taxable income is allocated to its member for inclusion in the member's tax returns. As a result, E*TRADE Institutional Holdings, Inc. will include the income from the Company in its tax returns.

New Accounting Standards— Below are the new accounting pronouncements that relate to activities in which the Company is engaged.

SFAS No. 157—Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*. This statement establishes, among other things, a framework for measuring fair value and expands disclosure requirements as they relate to fair value measurements. SFAS No. 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The provisions of SFAS No. 157 are to be applied prospectively, except for changes in fair value measurements that result from the initial application of SFAS No. 157 to existing derivative financial instruments measured under EITF Issue No. 02-3, existing hybrid instruments

measured at fair value and block discounts, which are to be recorded as an adjustment to opening retained earnings in the year of adoption. The Company adopted this statement on January 1, 2008 for financial assets and financial liabilities and for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis, the effects of which were not material to the financial condition, results of operations or cash flows. The Company elected to defer adoption of this statement until January 1, 2009 for nonfinancial assets and nonfinancial liabilities that are not recognized or disclosed at fair value in the financial statements on a recurring basis, for which the Company does not expect the adoption of this statement to have a material impact on the Company's financial condition, results of operations or cash flows in future periods.

SFAS No. 159—The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. This Statement provides an option under which a company may irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. This fair value option will be available on a contract-by-contract basis with changes in fair value recognized in earnings as those changes occur. The Company adopted this statement on January 1, 2008 and did not elect the fair value option for any financial assets or financial liabilities.

FIN No. 48—Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement 109

In July 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"), which became effective for the Company on January 1, 2007. The interpretation prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. The Company's reassessment of its tax positions in accordance with FIN 48 did not have a material impact on the statement of financial condition.

2. LINES OF CREDIT

The Company has established a $26,000,000 line of credit with Harris Bank to finance the Company's operations. Loans under this arrangement bear interest at the Federal Funds rate plus 0.6%. The loans are payable on demand and are collateralized by securities owned by the Company. The line of credit is revolving and was used during the year ended December 31, 2007. At December 31, 2007, there were no amounts outstanding under this line of credit.

The Company has also established a $20,000,000 line of credit with E*TRADE Bank, a wholly owned indirect subsidiary of the Parent, to finance the Company's operations. Loans under this arrangement bear interest at the Federal Funds rate plus 0.5%. The loans are payable on demand and are collateralized by securities owned by the Company. The line of credit is revolving and was used during the year ended December 31, 2007. At December 31, 2007, there were no amounts outstanding under this line of credit.

3. SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased, consist of trading securities at market values, as follows (in thousands):

	Owned	Sold, Not Yet Purchased
Equities	$ 32,473	$ 23,484

4. RECEIVABLES FROM BROKERS, DEALERS AND CLEARING ORGANIZATIONS

Receivables from brokers, dealers and clearing organizations consist of the following (in thousands):

Receivables from brokers and dealers	$ 21,889
Receivables from clearing organizations	24,732
Deposits with clearing organizations	9,426
Total	$ 56,047

5. NET CAPITAL REQUIREMENT

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934, which requires that the Company maintain minimum net capital equivalent to the greater of $1,000,000 or 6-2/3% of aggregated indebtedness, as these terms are defined. At December 31, 2007, the Company had net capital, as defined, of $20,944,000 which was $18,086,000 in excess of its required net capital of $2,858,000.

6. RELATED-PARTY TRANSACTIONS

The Parent provides the Company systems, telecommunication, administrative and operational supplies and support. The Parent leases office space and furniture under non-cancelable operating leases through 2016. Such lease commitments are allocated by the Parent based on square footage.

The Company also receives administrative services and operational services, including management assistance and other support as needed such as finance, accounting, regulatory reporting, treasury, human resources, legal, compliance and marketing from a wholly owned subsidiary of E*TRADE Brokerage Services, Inc., an affiliated company.

The Company received order flow from E*TRADE Securities LLC, an affiliated company, and clearing services from E*TRADE Clearing.

The Company has a clearing deposit of $242,000 with E*TRADE Clearing which is recorded in Receivables from brokers, dealers, and clearing organizations on the statement of financial condition.

7. EMPLOYEE SHARE BASED PAYMENTS AND OTHER BENEFITS

Employee Stock Option Plans

In 2005, the Parent adopted and the shareholders approved the 2005 Stock Incentive Plan ("2005 Plan") to replace the 1996 Stock Incentive Plan ("1996 Plan") which provides for the grant of nonqualified or incentive stock options to officers, directors, key employees and consultants for the purchase of newly issued shares of the Parent's common stock at a price determined by the Board of Directors (the "Board") at the date the option is granted. Options are generally exercisable ratably over a four-year period from the date the option is granted and expire within ten years from the date of grant. Beginning in 2006, most options that were granted have a contractual term of seven years. Certain options provide for accelerated vesting upon a change in control. Exercise prices are generally equal to the fair market value of the shares on the grant date. A total of 85.4 million shares had been authorized under the 1996 Plan. Under the 2005 Plan, the remaining unissued authorized shares of the 1996 Plan, up to 42.0 million shares, were authorized for issuance. Additionally, any shares that had been awarded but remained unissued under the 1996 Plan that were subsequently canceled, would be authorized for issuance under the 2005 Plan, up to 39.0 million shares. As of December 31, 2007, 27.1 million shares were available for grant under the 2005 Plan. The Company's employees participate in the 2005 plan.

The fair value of each option award is estimated on the date of grant using a Black-Scholes-Merton option pricing model based on the assumptions, specific to the Company, noted in the table below. Expected volatility is based on a combination of historical volatility of the Parent's stock and implied volatility of publicly traded options on the Parent's stock. The expected term represents the period of time that options granted are expected to be outstanding. The expected term is estimated using employees' actual historical behavior and projected future behavior based on expected exercise patterns. The risk-free interest rate is based on the U.S. Treasury zero-coupon bond where the remaining term equals the expected term. Dividend yield is zero as the Parent has not, nor does it currently plan to, issue dividends to its shareholders.

	Year Ended December 31, 2007
Expected volatility	33%
Expected term (years)	4.5
Risk-free interest rate	5%
Dividend yield	—

The Company's weighted-average fair value of options granted was $6.24 for 2007. Intrinsic value of options exercised were $4,573,000 for 2007.

A summary of option activity under the 2005 Plan for the Company is presented below:

	Shares (in thousands)		Weighted - Average Exercise Price	Weighted- Average Remaining Contractual Life	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2007:	1,983	$	13.49		
Granted	630	$	18.30		
Exercised	(315)	$	6.93		
Canceled	(193)	$	17.64		
Outstanding at December 31, 2007:	2,105	$	15.53	5.49	$ —
Vested and expected to vest at December 31, 2007:	1,798	$	15.09	5.34	$ —
Exercisable at December 31, 2007:	1,009	$	12.54	4.57	$ —

As of December 31, 2007, there was $4,097,000 of total unrecognized compensation cost related to non-vested options. This cost is expected to be recognized over a weighted-average period of 2.5 years.

Restricted Stock Awards

The Parent issues restricted stock awards to its officers and senior executives. These awards are issued at the fair market value on the date of grant and generally vest ratably over four years. However, certain awards vest on the fifth anniversary of the date of grant. The fair value is calculated as the market price upon issuance.

A summary of non-vested restricted stock award activity for the Company is presented below:

	Shares (in thousands)		Weighted - Average Grant Date Fair Value
Non-vested at January 1, 2007:	101	$	14.43
Issued	—	$	—
Released	(48)	$	14.23
Canceled	(49)	$	14.06
Non-vested at December 31, 2007:	4	$	21.82

As of December 31, 2007, there was $562,000 of total unrecognized compensation cost related to non-vested awards. This cost is expected to be recognized over a weighted-average period of 1.9 years. The total fair value of restricted shares vested was $239,000 for the year ended December 31, 2007.

Employee Stock Purchase Plan

The shareholders of the Parent had approved the 2002 Employee Stock Purchase Plan ("2002 Purchase Plan"), and reserved 5,000,000 shares of common stock for sale to employees at a price no less than 85% of the lower of the fair market value of the common stock at the beginning of the one-year offering period or the end of each of the six-month purchase periods. Under SFAS No. 123(R), the 2002 Purchase Plan was considered compensatory. Effective August 1, 2005, the Parent changed the terms of its purchase plan to reduce the discount to 5% and discontinued the look-back provision. As a result, the purchase plan was not compensatory beginning August 1, 2005.

At December 31, 2007, 757,123 shares were available for purchase under the 2002 Purchase Plan.

401(k) Plan

The Parent has a 401(k) salary deferral program which includes eligible employees of the Company who have met certain service requirements. The Company matches certain employee contributions; additional contributions to this plan are at the discretion of the Company.

8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company enters into transactions in financial instruments with varying degrees of off-balance-sheet risks. These financial instruments include corporate equity securities. The trading of these financial instruments is conducted with other registered broker-dealers. The Company also maintains bank accounts with balances that sometimes exceed federally insured limits. The Company's exposure to credit risk associated with counterparty nonperformance on the above financial instruments is limited to the amounts reflected in the statement of financial condition.

Securities sold, not yet purchased represent obligations of the Company to deliver specified securities at the contracted price, and thereby create a liability to repurchase the securities in the market at prevailing prices. These transactions may result in off-balance-sheet risk as the Company's ultimate obligation to satisfy its obligation for securities sold, not yet purchased may exceed the amount recognized in the statement of financial condition.

9. RISKS RELATING TO THE REGULATION OF THE BUSINESS

The Company's role as a market-maker at times requires it to make trades that adversely affect its profitability. In addition, as a market-maker, the Company is at times required to refrain from trading for its own account in circumstances in which it may be to the Company's advantage to trade. For example, the Company may be obligated to act as a principal when buyers or sellers outnumber each other. In those instances, the Company may take a position counter to the market, buying or selling shares to support an orderly market in the affected stocks. In order to perform these obligations, the Company holds varying amounts of securities in inventory. In addition, market-makers generally may not trade for their own accounts when public buyers are meeting public sellers in an orderly fashion and may not compete with public orders at the same price. By having to support an orderly market, maintain inventory positions and refrain from trading under some favorable conditions, the Company is subject to a high degree of risk. Additionally, regulators, including stock exchanges, periodically amend their

rules and may make the rules governing the Company's activities as a market-maker more stringent or may implement other changes, which could adversely affect its trading revenues.

10. COMMITMENTS AND CONTINGENCIES

From time to time, the Company has been threatened with, or named as a defendant in, lawsuits, arbitrations and administrative claims. Such matters that are reported to regulators such as the SEC, FINRA or others are investigated by such regulators, and may, if pursued, result in formal arbitration claims being filed against the Company and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes, in such matters, may result in a material impact on the Company's financial position.

The SEC, in conjunction with various regional securities exchanges, is conducting an inquiry into the trading activities of certain specialist firms, including the Company, on various regional exchanges in order to determine whether such firms executed proprietary orders in a given security prior to a customer order in the same security (a practice commonly known as "trading ahead") during the period 1999-2005. The Company was a specialist on the Chicago Stock Exchange during the period under review. The SEC has indicated that it will seek disgorgement, prejudgment interest, and penalties from any firm found to have engaged in trading ahead activity to the detriment of its customers during the time period. The Company is cooperating with the investigation and has an accrual of $32,000,000 relating to this matter. Regulatory sanctions or a settlement beyond the Company's accrual could have a material adverse effect on the Company's financial condition.

The Company has provided a guarantee to its clearing broker. Under the agreement, the Company has agreed to indemnify the clearing broker for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company's liability under these arrangements is not quantifiable. However, management believes the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no amounts are recorded on the statement of financial condition for these contingent liabilities.

11. SUBSEQUENT EVENTS

The Parent announced on January 9, 2008 the decision to further exit the institutional trading business by closing its New York institutional trading desk. This move follows the decision to exit the international institutional business which was announced on September 17, 2007. The effects of the January 9, 2008 announcement are not reflected in the accompanying statement of financial condition.

* * * * * *

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

February 27, 2008

E*TRADE Capital Markets, LLC
440 South LaSalle Street
Chicago, IL 60605

To the Member of E*TRADE Capital Markets, LLC:

In planning and performing our audit of the financial statements of E*TRADE Capital Markets, LLC (the "Company") as of and for the year ended December 31, 2007 (on which we issued our report dated February 27, 2008), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the standards of the Public Company Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END